UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Independent Director

On May 13, 2019, Mr. Tao Zhang resigned as an independent director of Sea Limited (the “Company”) solely for personal reasons. Mr. Zhang’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: May 14, 2019